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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                PURSUANT TO RULE 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                               (AMENDMENT NO. 1)

                           MORRISON RESTAURANTS INC.
                           (Name of Subject Company)
                          PICCADILLY CAFETERIAS, INC.
                       PICCADILLY ACQUISITION CORPORATION
                                    (Bidder)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                  618478 10 1
                     (CUSIP Number of Class of Securities)

                               RONALD A. LABORDE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PICCADILLY CAFETERIAS, INC.
                           3232 SHERWOOD FOREST BLVD.
                          BATON ROUGE, LOUISIANA 70816
                           TELEPHONE: (504) 293-9440
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:

                                CURTIS R. HEARN
                      JONES, WALKER, WAECHTER, POITEVENT,
                            CARRERE & DENEGRE L.L.P.
                       201 ST. CHARLES AVENUE, SUITE 5100
                             NEW ORLEANS, LA 70170
                           TELEPHONE: (504) 582-8000
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     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1
relates to the offer by Piccadilly Acquisition Corporation, a Georgia corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Morrison Restaurants Inc., a Georgia corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 2, 1996 (as amended, the "Rights Agreement"), between the Company and SunTrust Bank, N.A., as rights agent, at a purchase price of $5.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 29, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which were attached as Exhibit (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on April 29, 1998 (the "Schedule 14D-1"). The Purchaser is a wholly owned subsidiary of Piccadilly Cafeterias, Inc., a Louisiana corporation (the "Parent"). The purpose of this Amendment No. 1 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by the following:

          (a) The fourth sentence of the second paragraph of the subsection entitled "Certain Projections" of Section 7, "Certain Information Concerning the Company" is hereby amended and restated in its entirety as follows:

          "Neither the Parent nor its directors or financial advisors accept any responsibility for such projections or the bases or assumptions on which they were prepared."

          (b) The last sentence of the third paragraph of the subsection entitled "Certain Projections" of Section 7, "Certain Information Concerning the Company" is hereby amended and restated in its entirety as follows:

          "None of the Parent, Purchaser or any of their financial advisors has made, or makes, any representation to any person regarding the information contained in the projections and none of them intends to update or publicly revise the projections to reflect circumstances existing or occurring after the date when made or to reflect the occurrence of future events even if any or all of the assumptions underlying the projections prove to be in error."

          (c) The first numbered clause under the fourth paragraph of the subsection entitled "Certain Projections" of Section 7, "Certain Information Concerning the Company" is hereby amended and restated in its entirety as follows:

          "(i) improvements in customer count trends, with Scenario A assuming a faster rate of improvement than Scenario B (Scenario A assumes that customer counts will decline 6%, 2.5% and remain flat for the remaining seven months of fiscal 1998, fiscal 1999 and fiscal 2000, respectively, and Scenario B assumes declines of 7.5%, 4% and 2.5% for those same periods, respectively);"

          (d) The last sentence of the only paragraph under the subsection entitled "The Merger Agreement; The Offer" of Section 11, "The Merger Agreement" is hereby amended and restated in its entirety as follows:

          "The Merger Agreement further provides that the Purchaser may, at any time, transfer or assign to one or more corporations directly or indirectly wholly-owned by the Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations with respect to the Offer or prejudice the rights of tendering stockholders to receive payments for Shares validly tendered and accepted for payment in the Offer."

          (e) Clause (b) of Section 15, "Certain Conditions of the Offer" is hereby amended and restated in its entirety as follows:

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          "(b) at any time before the Expiration Date any of the following events shall occur."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the following additional exhibits:

     (a)(10) Form of Notice to holders of stock options.

     (a)(11) Form of Notice to participants in Morrison's Management Stock Option Program.

     (a)(12) Press Release issued by the Parent on May 21, 1998.

     (c)(3) Letter Agreement dated as of May 18, 1998 by and between Piccadilly Cafeterias, Inc. and Morrison Restaurants Inc.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 1 is true, complete and correct.

                                            PICCADILLY CAFETERIAS, INC.

                                            By:    /s/ RONALD A. LABORDE
                                              ----------------------------------
                                                      Ronald A. LaBorde
                                                President and Chief Executive
                                                            Officer

                                            PICCADILLY ACQUISITION CORPORATION

                                            By:    /s/ RONALD A. LABORDE
                                              ----------------------------------
                                                      Ronald A. LaBorde
                                                          President

Dated: May 22, 1998

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                                 EXHIBIT INDEX

EXHIBIT                                                                   PAGE
  NO.                               DESCRIPTION                           NO.
--------                            -----------                           ----
11(a)(10)   -- Form of Notice to holders of stock options...............
11(a)(11)   -- Form of Notice to participants in Morrison's Management
               Stock Option Program.....................................
11(a)(12)   -- Press Release issued by the Parent on May 21, 1998.......
11(c)(3)    -- Letter Agreement dated as of May 18, 1998 by and between
               Piccadilly Cafeterias, Inc. and Morrison Restaurants
               Inc......................................................

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